    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 8, 2000
                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                          HUMAN GENOME SCIENCES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                              9410 KEY WEST AVENUE
                           ROCKVILLE, MARYLAND 20850
                                 (301) 309-8504
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                    DELAWARE
                          (STATE OR OTHER JURISDICTION
                       OF INCORPORATION OR ORGANIZATION)
                                   22-3178468
                    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                            ------------------------

                           WILLIAM A. HASELTINE PH.D.
                            CHIEF EXECUTIVE OFFICER
                          HUMAN GENOME SCIENCES, INC.
                              9410 KEY WEST AVENUE
                           ROCKVILLE, MARYLAND 20850
                                 (301) 309-8504
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                               AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:
                            R.W. SMITH, JR., ESQUIRE
                       PIPER MARBURY RUDNICK & WOLFE LLP
                            36 SOUTH CHARLES STREET
                           BALTIMORE, MARYLAND 21201
                                 (410) 539-2530

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]__________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]__________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]__________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

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                                                                         PROPOSED MAXIMUM   PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES                          AMOUNT        OFFERING PRICE        AGGREGATE          AMOUNT OF
TO BE REGISTERED                                      TO BE REGISTERED   PER NOTE           OFFERING PRICE(1)   REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------------
5% Convertible Subordinated Notes Due 2006.........    $200,000,000        100%              $200,000,000           $52,800
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01(2)(3)................   2,792,321 shares      --                    --                --
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(1) Equals the aggregate principal amount of the securities being registered.
(2) Such number represents the number of shares of common stock that are currently issuable upon conversion of the notes. Pursuant to Rule 416 under the Securities Act, we are also registering such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the notes as a result of the antidilution protections of the notes. Pursuant to Rule 457(i), no registration fee is required for these shares.
(3) We will issue one right to purchase one share of our junior participating preferred stock as a dividend on each share of our common stock being registered. The rights initially are attached to and trade with the shares of our common stock being registered. Value attributable to these rights, if any, is reflected in the market price of our common stock.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. The selling holders may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 8, 2000

                          HUMAN GENOME SCIENCES, INC.
                             ----------------------
                                  $200,000,000
                   5% Convertible Subordinated Notes Due 2006
                                      and
                        2,792,321 Shares of Common Stock
                     Issuable Upon Conversion of the Notes

                             ----------------------

     Noteholders may offer for sale the notes and the shares of our common stock issuable upon conversion of the notes. See "Plan of Distribution." The notes have the following terms:

     - We will pay interest on the notes on June 15 and December 15 of each year, commencing on June 15, 2000.

     - The notes will mature on December 15, 2006.

     - The notes are subordinated to all of our existing and future senior indebtedness.

     - Holders may convert their notes at any time prior to maturity into shares of our common stock at a conversion price of $71.625 per share, which is subject to adjustment.

     - Holders may require us to repurchase their notes upon a change in control.

     - We may redeem the notes on or after December 20, 2002. Prior to that date, we may redeem the notes if the price of our common stock has exceeded 150% of the conversion price for more than 20 of the 30 trading days prior to redemption.

     - Our common stock is listed on The Nasdaq National Market under the symbol "HGSI."

     - The closing price of our common stock on the Nasdaq National Market on February 7, 2000 was $142 1/16 per share.

     INVESTING IN THE NOTES OR THE COMMON STOCK ISSUABLE UPON THEIR CONVERSION INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       Prospectus dated           , 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
RATIO OF EARNINGS TO FIXED CHARGES..........................    5
RISK FACTORS................................................    6
USE OF PROCEEDS.............................................   17
DESCRIPTION OF NOTES........................................   18
U.S. FEDERAL TAX CONSIDERATIONS.............................   32
DESCRIPTION OF OUR CAPITAL STOCK............................   37
SELLING HOLDERS.............................................   41
PLAN OF DISTRIBUTION........................................   45
LEGAL MATTERS...............................................   46
EXPERTS.....................................................   46
WHERE YOU CAN FIND MORE INFORMATION.........................   47
INCORPORATION BY REFERENCE..................................   48

                           -------------------------

                                    SUMMARY

     This summary highlights information about Human Genome Sciences, Inc. Because this is a summary, it may not contain all the information you should consider before investing in the notes or the common stock issuable upon their conversion. The information in this prospectus reflects the two-for-one stock split of our common stock, paid in the form of a stock dividend on January 28, 2000. You should read this entire prospectus carefully.

                          HUMAN GENOME SCIENCES, INC.

     We research and develop novel compounds for treating and diagnosing human diseases based on the discovery and understanding of the medical usefulness of genes. The sequence in which chemicals appear in a gene controls the function of the gene. We have used automated, high speed technology to discover the sequences of chemicals in genes and generate a large collection of partial human gene sequences. We believe that our collection includes most of the genes responsible for producing proteins in the human body. We also possess one of the largest databases of the genes of humans and microbes, which we refer to as our "genomic database." We believe we have created a broad base of product opportunities based on our genomic database.

     We began our work in the genetics industry by identifying and cataloging genes. We have since focused primarily on the research and development of proteins for the treatment of human disease. We use our advanced computer system to identify the most promising product candidates. We are able to analyze partial gene sequences, identify the genes corresponding to partial and full-length gene sequences and the proteins made by those genes. As of January 14, 2000, we had isolated and characterized thousands of full-length genes and purified more than 300 potential proteins for the treatment of human disease.

                                    STRATEGY

     We have a two-pronged commercialization strategy:

     - Product Development and Commercialization. We use our internal capabilities to research and develop proteins that can be produced on a large scale and used as drugs to treat diseases. Generally, our strategy is to develop potential products to a late stage of testing in the laboratory or an early stage of studies in humans, and then to collaborate with pharmaceutical or biotechnology companies for further development and commercialization of our products.

     - Corporate Collaborations. We increase our capabilities by collaborating with pharmaceutical companies for the development and commercialization of new products. We believe that these arrangements enable us to focus our internal resources on a select number of product candidates while still exploiting the broader product opportunities created by our genomic database.

                            PRODUCTS IN DEVELOPMENT

     We have produced three drugs currently undergoing studies in humans. We believe these drugs are among the pharmaceutical industry's first genomics-derived drugs to reach the stage of testing on humans.

     - Myeloid Progenitor Inhibitory Factor-1, known as MPIF-1, is a protein designed to protect cells that develop into blood cells from the toxic effects of several chemotherapy drugs. We began the second phase of human studies of MPIF-1 for the treatment of breast and ovarian cancer in November 1998.

     - Keratinocyte Growth Factor-2, known as KGF-2 or repifermin, is a protein designed to speed the repair of damage to the mouth, throat and related tissues and to heal serious chronic wounds to the skin. Repifermin may also be useful in treating a number of other conditions involving injury to skin cells. We began the second phase of human studies of repifermin for the treatment of venous ulcers, a type of chronic wound, in February 1999. We recently began the second phase of human studies of repifermin for the treatment of mucositis, a type of inflammation caused by some cancer treatments.

     - Vascular Endothelial Growth Factor-2, known as VEGF-2, is a gene-therapy drug designed to regenerate the blood vessels of, or revascularize, the heart and limbs. The first and second phases of human studies of VEGF-2 for the treatment of insufficient circulation in limbs and heart disease are ongoing. These trials are being conducted through Vascular Genetics Inc., a joint venture in which we hold a substantial interest.

     We have discovered several other drugs that are in various stages of testing in the laboratory, including:

     - B Lymphocyte Stimulator, known as BLyS, a novel immune stimulant that we believe could have significant impact on the treatment and prevention of infectious diseases, and could lead to improved treatment of immune deficiency disorders and types of leukemia and lymphoma. We are currently engaged in testing BLyS in the laboratory.

                             INTELLECTUAL PROPERTY

     We vigorously pursue patents to protect our intellectual property. As of January 14, 2000, we had 112 issued U.S. patents covering 89 full-length human genes and had filed U.S. patent applications covering more than 7,400 human genes and the proteins they make. In addition, we have filed patent applications with respect to a substantial number of the large collection of partial gene sequences we have discovered.

                              RECENT DEVELOPMENTS

     In December 1999 we offered the holders of our $125,000,000 aggregate principal amount of 5 1/2% Convertible Subordinated Notes Due 2006 $180 per $1,000 principal amount of notes, payable in shares of our common stock, in order to induce them to convert their notes into our common stock. An aggregate of $118,285,000 principal amount of these notes were tendered for conversion and not withdrawn. In connection with the offer, in January 2000, we issued 4,786,104 shares of our common stock (including 254,122 shares of our common stock as an inducement) and paid approximately $200,000, representing accrued interest and fractional shares. As a result of the offer, we recorded a one-time charge to earnings of approximately $21.0 million, or $0.41 per share. An aggregate of $6,715,000 principal amount of 5 1/2% Convertible Subordinated Notes Due 2006 remain outstanding.

     In January 2000 we completed a private placement of $225.0 million aggregate principal amount of 5% Convertible Subordinated Notes Due 2007. We received net proceeds of approximately $217.5 million.

                           -------------------------

     We are a Delaware corporation. Our headquarters are located at 9410 Key West Avenue, Rockville, Maryland 20850-3338. Our telephone number is (301) 309-8504.

                                  THE OFFERING

     We present below a summary of this offering:

Securities Offered..............   $200,000,000 aggregate principal amount of 5%
                                   convertible subordinated notes due 2006
                                   convertible into an aggregate of 2,792,321 shares of our common stock.

Maturity Date...................   December 15, 2006.

Interest Payment Dates..........   June 15 and December 15 of each year,
                                   commencing June 15, 2000.

Conversion Rights...............   Holders may convert some or all of their
                                   notes at any time prior to the close of
                                   business on the business day immediately preceding the maturity date at a conversion price of $71.625 per share. This conversion price has been adjusted to reflect our two-for-one stock split in January 2000. The conversion price is equivalent to a conversion rate of 13.9616 shares per $1,000 principal amount of notes. The conversion price is subject to adjustment. Upon conversion, you will not receive any cash representing accrued interest. See
                                   "Description of Notes -- Conversion Rights."

Sinking Fund....................   None.

Provisional Redemption..........   We may redeem some or all of the notes at any
                                   time prior to December 20, 2002 if the price of our common stock has exceeded 150% of the conversion price for at least 20 of the 30 trading days prior to redemption and we make an additional "make whole" payment on the redeemed notes equal to $150.00 per $1,000 note, minus the amount of any interest we actually paid on the note. See "Description of Notes -- Provisional Redemption."

Optional Redemption.............   We may redeem some or all of the notes at any
                                   time on or after December 20, 2002 at the redemption prices described in the
                                   "Description of Notes -- Optional Redemption" section of this offering circular, plus accrued and unpaid interest.

Repurchase Right of Holders Upon
a Change in Control.............   If a change in control of Human Genome
                                   Sciences occurs, holders may require us to give them the opportunity to sell their notes to us at a purchase price equal to 100% of their face amount, plus accrued and unpaid interest to the date of redemption. This repurchase right does not apply to every transaction that you may consider to be a change in control. See "Description of Notes -- Right to Require Purchase of Notes
                                   Upon a Change in Control."

Ranking.........................   The notes are our unsecured obligations and
                                   rank junior to our existing and future senior indebtedness. At September 30, 1999, our senior indebtedness was approximately $2.2 million, all of which was secured. The indenture does not restrict our ability to incur additional senior indebtedness. The notes rank equally with our existing 5 1/2%
                                   Convertible Subordinated Notes Due 2006 and
                                   5% Convertible Subordinated Notes Due 2007.
                                   See "Description of Notes -- Subordination."

Form and Denomination of
Notes...........................   The notes are represented by one or more
                                   global notes which will be deposited with a custodian for, and registered in the name of a nominee of, DTC in New York City.
                                   Beneficial interests in the global notes are shown on, and transfers of the global notes will be effected only through, records maintained by DTC and its participants.
                                   Certificated notes will not be issued unless conditions in the indenture governing the notes are satisfied. See "Description of Notes -- Book-Entry, Delivery and Form."

Use of Proceeds.................   We will not receive any proceeds from the
                                   sale by the selling holders of the notes and the common stock issuable upon conversion of the notes. We will pay all expenses of the registration and sale of the notes and the common stock, other than selling commissions and fees and stock transfer taxes.

                       RATIO OF EARNINGS TO FIXED CHARGES
                                 (in thousands)

     We present below the ratio of our earnings to our fixed charges. Earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest. The "pro forma" information for the nine months ended September 30, 1999 reflects our issuance of $6,715,000 of 5 1/2% Convertible Subordinated Notes Due 2006, $200,000,000 of 5% Convertible Subordinated Notes Due 2006 and $225,000,000 of 5% Convertible Subordinated Notes Due 2007, as if these events had occurred as of January 1, 1999. The "pro forma" information for the year ended December 31, 1998 reflects these same events as if they had occurred on January 1, 1998.

                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                -------------------------------------
                                                   1999         1999
                                                (PRO FORMA)   (ACTUAL)         1998
                                                -----------   --------       --------
Deficiency of earnings available to cover
  fixed charges...............................   $(40,105)    $(23,989)      $(10,412)

                                        FOR THE YEARS ENDED DECEMBER 31,
                       ------------------------------------------------------------------
                          1998         1998
                       (PRO FORMA)   (ACTUAL)     1997       1996       1995       1994
                       -----------   --------   --------   --------   --------   --------
(Deficiency) excess
  of earnings
  available to cover
  fixed charges......   $(44,576)    $(22,957)  $(21,148)  $ (7,559)  $(32,719)  $  9,740

                                  RISK FACTORS

     You should carefully consider the following risk factors and the other information in this prospectus before investing in the notes or the common stock issuable upon their conversion.

BECAUSE OUR BUSINESS STRATEGY IS UNTESTED, WE DO NOT KNOW WHETHER WE WILL BE ABLE TO COMMERCIALIZE ANY OF OUR PRODUCTS AND GENERATE REVENUE

     We do not know whether we can implement our business strategy successfully because we are in the early stages of development. We try to find as many genes as possible and then use this information to develop potential products. We use automated high speed gene sequencing technology to:

     - rapidly identify and obtain proprietary rights to a substantial number of genes; and

     - select from those genes promising candidates to develop compounds for treating and diagnosing human diseases.

     Other companies target particular diseases and then try to find cures through gene-based therapies. Nobody has tested our strategy. If our strategy does not result in the development of products that we can sell profitably, we will be unable to generate revenue.

IF WE ARE UNABLE TO IDENTIFY GENES WITH POTENTIAL VALUE, THEN WE MAY NOT BE ABLE TO RECOVER OUR INVESTMENT IN OUR GENE DISCOVERY EFFORT

     Our success depends on our ability and that of our collaborators to determine which genes have potential value. To select potential product candidates, we invest significant time and resources to isolate and sequence full-length genes, test and analyze the genes, and determine their functions. We devote an increasing portion of our resources to identifying and developing proteins for the treatment of human disease. We have recently made substantial capital expenditures and hired additional personnel to foster these activities. Before we can commercialize a product, we must extensively test the product in the laboratory and complete several phases of study of its effects on humans. We incur expenses for testing and study before we know whether we can sell a product successfully. We will incur additional costs to continue these activities. Ultimately, we may not be successful in identifying genes which we can develop commercially.

BECAUSE WE ARE AN EARLY STAGE COMPANY, WE DO NOT KNOW WHETHER WE CAN DEVELOP OUR BUSINESS AND ACHIEVE PROFITABILITY

     We expect to incur continued and increasing losses and may not become profitable. We are in the early stages of development, and it will be a number of years, if ever, before we are likely to receive revenue from product sales or royalties. We expect to continue to incur substantial expenses relating to research and development efforts. We anticipate that we will increase these efforts as we focus on the laboratory testing and studies in humans that are required before we can sell a product. The development of our products requires significant further research, development, testing and regulatory approvals. We may not succeed in developing products that will be commercially successful and that will generate revenue in excess of the cost of development.

BECAUSE OUR PRODUCT DEVELOPMENT EFFORTS DEPEND ON NEW TECHNOLOGIES, WE DO NOT KNOW WHETHER OUR EFFORTS WILL BE SUCCESSFUL

     To date, companies have developed and commercialized relatively few products based on genes. Commercialization involves risks of failure inherent in the development of products based on innovative technologies and the risks associated with drug development generally. These risks include the possibility that:

     - these technologies or any or all of the products based on these technologies will be ineffective or toxic, or otherwise fail to receive necessary regulatory clearances;

     - the products, if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market;

     - proprietary rights of third parties will prevent us or our collaborators from marketing products;

     - third parties will market superior or equivalent products; and

     - we may not be able to obtain gene sequencing machines using new and superior technology which could render obsolete the gene sequencers we use.

BECAUSE WE HAVE LIMITED EXPERIENCE IN DEVELOPING PRODUCTS, WE MAY BE UNSUCCESSFUL IN OUR EFFORTS TO DEVELOP PRODUCTS

     Our ability to develop and commercialize products based on proteins and, in the future, other products to which we have retained commercial rights, will depend on our ability to:

     - develop products internally;

     - complete laboratory testing and human studies;

     - obtain necessary regulatory approvals;

     - deploy sales and marketing resources effectively; and

     - enter into arrangements with third parties to provide these functions.

     Although we have started human studies with respect to potential products, we have limited experience with these activities and may not be successful in developing or commercializing these or other products.

BECAUSE WE DEPEND ON REVENUE FROM OUR COLLABORATION PARTNERS, WE MAY NOT BECOME PROFITABLE IF WE LOSE THE REVENUE FROM ANY COLLABORATION PARTNER

     To date, we have received substantially all of our revenue from payments made under our collaboration agreements with SmithKline Beecham and, to a lesser extent, from other collaboration, option and licensing agreements. We expect that we will receive most of our revenue for the foreseeable future from payments under our existing collaboration agreements. Unless renewed, substantially all of these collaboration agreements will expire in 2000 and 2001. We cannot assure you that these collaboration agreements will be renewed or that we will be able to enter into additional collaboration agreements. We may not receive expected milestone or royalty payments under our collaboration agreements. We may not become profitable in a timely manner, or at all, if our collaborators fail to:

     - develop marketable products;

     - obtain regulatory approvals for products; or

     - successfully market products based on the genes we identify.

IF OUR RELATIONSHIP WITH ANY OF OUR COLLABORATORS PREVENTS US FROM ENTERING INTO OTHER COLLABORATIVE AGREEMENTS, THEN WE MAY HAVE LIMITED OPPORTUNITIES FOR PRODUCT DEVELOPMENT AND REVENUE GROWTH

     Our collaboration agreements generally restrict our ability to enter into collaboration agreements with additional collaboration partners. Our collaborators may prevent us from obtaining the additional revenue and assistance that additional collaborators could provide. Because our existing collaboration partners may force us to rely on them, these partners may be able to exercise a greater degree of control over our business.

IF ONE OF OUR COLLABORATORS PURSUES A PRODUCT THAT COMPETES WITH OUR PRODUCTS, THEN THEY MAY HAVE A CONFLICT OF INTEREST AND WE MAY NOT RECEIVE THE MILESTONE PAYMENTS OR ROYALTY REVENUE THAT WE EXPECT

     Each of our collaborators conducts multiple product development efforts. Our collaborators may pursue existing or alternative technologies instead of products they are developing in collaboration with us. Additionally, our collaborators may develop products that are similar to or compete with products they are developing in collaboration with us. If our collaborators pursue these other products instead of our products, we may be unable to achieve our payment milestones or our royalty revenue may decrease.

BECAUSE WE MAY DEPEND ON OUR COLLABORATORS AND OTHER THIRD PARTIES TO CONDUCT LABORATORY TESTING AND HUMAN STUDIES, WE MAY ENCOUNTER DELAYS IN OR LOSE SOME CONTROL OVER OUR EFFORTS TO DEVELOP PRODUCTS

     We may rely in large part on our collaboration partners and third party research organizations to design and conduct our laboratory testing and human studies. If we are unable to contract for any necessary testing activities on acceptable terms, we may not complete our product development efforts in a timely manner. If we rely on collaborators and third parties for laboratory testing and human studies, we may lose some control over these activities and become too dependent upon these parties. Collaborators and third parties may not complete testing activities on schedule or when we request.

IF WE GENERATE LOWER EARNINGS OR FACE HIGHER EXPENDITURES THAN WE PROJECT, THEN WE MAY BE UNABLE TO REPAY THE NOTES

     Our ability to pay the principal of and interest on our indebtedness, including the notes, will depend on our future performance. At September 30, 1999, we had outstanding total indebtedness of approximately $127.2 million. For the nine months ended September 30, 1999, our fixed charges exceeded our earnings by approximately $24.0 million. A variety of uncertainties and contingencies will affect our future performance, many of which are beyond our control. We may not generate sufficient cash flow in the future to enable us to meet our anticipated fixed charges, including our debt service requirements with respect to the notes.

BECAUSE OF OUR SUBSTANTIAL INDEBTEDNESS, WE MAY BE UNABLE TO ADJUST TO MEET CHANGING CONDITIONS IN THE FUTURE

     Our substantial leverage will have several important consequences for our future operations. For instance:

     - we will dedicate a significant portion of our cash flow to pay interest on, and principal of, our indebtedness;

     - we may be unable to obtain additional financing in the future for capital expenditures, acquisitions or general corporate purposes;

     - we may be unable to withstand changing competitive pressures, economic conditions and governmental regulations; and

     - we may be unable to make acquisitions or otherwise take advantage of significant business opportunities that may arise.

IF WE ARE UNABLE TO PAY ALL OUR DEBTS, THEN YOU WILL RECEIVE PAYMENTS ON YOUR NOTES ONLY IF WE HAVE FUNDS REMAINING AFTER WE HAVE REPAID OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS

     The notes are general unsecured obligations. We may repay the notes only after we have paid all of our existing and future senior indebtedness. Upon any distribution of our assets because of insolvency, bankruptcy, dissolution, winding up, liquidation or reorganization, we may pay the principal of and interest on the notes only to the extent provided in the indenture, and only after we pay all of our senior indebtedness in full. Senior indebtedness includes all indebtedness for money borrowed, other than indebtedness that is expressly junior or equal in right of payment to the notes. At September 30, 1999, our senior indebtedness was approximately $2.2 million, all of which was secured. The terms of the notes do not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur, assume or guarantee. Your notes rank equally with our existing 5 1/2% Convertible Subordinated Notes Due 2006 and 5% Convertible Subordinated Notes Due 2007. See "Description of Notes -- Subordination."

BECAUSE YOUR RIGHT TO REQUIRE REPURCHASE OF THE NOTES IS LIMITED, THE MARKET PRICE OF THE NOTES MAY DECLINE IF WE ENTER INTO A TRANSACTION THAT IS NOT A CHANGE IN CONTROL UNDER THE INDENTURE

     The term "change in control" is limited and may not include every event that might cause the market price of the notes to decline or result in a downgrade of the credit rating of the notes. The term "change in control" does not apply to transactions in which 90% of the consideration paid for our common stock in a merger or similar transaction is common stock or where our common stock trades at a premium over the conversion price of the notes. Our obligation to repurchase the notes upon a change in control may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See "Description of Notes -- Right to Require Purchase of Notes Upon a Change in Control."

BECAUSE WE MAY BE UNABLE TO RAISE THE FUNDS NECESSARY TO REPURCHASE YOUR NOTES IN THE EVENT OF A CHANGE IN CONTROL, WE MAY DEFAULT ON THE NOTES IN THE EVENT OF A CHANGE IN CONTROL

     We cannot assure you that we will have sufficient financial resources or be able to arrange financing to pay the repurchase price of the notes in the event of a change in control. Our ability to repurchase the notes may be limited by law, the indenture and the terms of other agreements relating to our senior indebtedness. In addition, we may not repurchase any notes in a change in control if the provisions of the indenture would prohibit us from making payments of principal on the notes. We may be required to refinance our senior indebtedness in order to repurchase the notes. We may not have the financial ability to repurchase the notes if our creditors accelerate payment of our senior indebtedness.

IF AN ACTIVE TRADING MARKET FOR THE NOTES DOES NOT DEVELOP, THEN THE MARKET PRICE OF THE NOTES COULD DECLINE OR YOU MAY BE UNABLE TO SELL YOUR NOTES

     The notes are new issues of securities for which there currently is no public market. Although Credit Suisse First Boston Corporation, the initial purchaser of the notes, has informed us that it currently intends to make a market in the notes, it is not obligated to do so. The initial purchaser may discontinue any market making activity at any time without notice. We cannot assure you that a liquid market for the notes will develop. If an active trading market does not develop, the market price of the notes could decline or you may be unable to sell your notes.

BECAUSE OUR STOCK PRICE HAS BEEN AND WILL LIKELY CONTINUE TO BE VOLATILE, THE MARKET PRICE OF THE NOTES AND THE COMMON STOCK MAY BE LOWER THAN YOU EXPECTED

     Our stock price and the stock prices of emerging and biotechnology companies like us have historically been highly volatile. During the past year, the market price of our common stock has been as low as $14.38 per share and as high as $156.00 per share. The market price of the notes and the common stock could fluctuate substantially because of:

     - future announcements about our company or our competitors, including the results of testing, technological innovations or new commercial products;

     - changes in government regulations;

     - regulatory actions;

     - announcements relating to healthcare reform;

     - our failure to acquire or loss of proprietary rights to the gene sequences we discover or the products we develop;

     - litigation; and

     - public concern as to the safety of our products.

     In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many emerging and biotechnology companies. These fluctuations have often been unrelated to the operating performance of these companies. These broad market fluctuations may cause the market price of the notes or the common stock to be lower than you expected.

BECAUSE MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER CAPABILITIES AND RESOURCES, THEY MAY BE ABLE TO DEVELOP AND COMMERCIALIZE PRODUCTS BEFORE US

     We are in a race to identify, establish uses for and patent as many genes as possible and to bring to market the products we develop. Many of our potential competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources. We believe that companies conducting genomic research, like us, have identified the majority of genes in the human genome and will identify virtually all of these genes within several years. We face competition from entities using high speed gene sequencers to discover genes. We also face competition from entities using more traditional methods to discover genes related to particular diseases. We expect that competition in our field will intensify.

     Our competitors include parties conducting research to identify genes and human genome research similar to or competing with our focus on gene discovery, including:

     - institutes, like the U.S. government and the governments of Great Britain, France, Germany and Japan;

     - small laboratories associated with universities or other not-for-profit organizations;

     - pharmaceutical and biotechnology companies; and

     - government-financed programs.

     These competitors may:

     - succeed in identifying genes or developing products earlier than we do;

     - obtain approvals from the U.S. FDA or other regulatory agencies for products more rapidly than we do;

     - develop treatments or cures that are more effective than those we propose to develop; or

     - acquire similar gene sequencing machines and engage in the automated sequencing of genes.

     The other risks of competition include the following:

     - research and development by others may make our products, or the products we and our collaborators may develop, obsolete or uneconomical;

     - consumers may prefer existing or newly developed technologies to any product we develop; and

     - other companies use the same gene sequencing machines we use, in some cases for business purposes that compete with our business.

IF PATENT LAWS OR THE INTERPRETATION OF PATENT LAWS CHANGE, OUR COMPETITORS MAY BE ABLE TO DEVELOP AND COMMERCIALIZE OUR DISCOVERIES

     The patent positions of biotechnology firms generally are highly uncertain and involve complex legal and factual questions that will determine who has the right to develop a particular product. No clear policy has emerged regarding the breadth of claims covered in biotechnology patents. There have been, and continue to be, intensive discussions on the scope of patent protection for both partial gene sequences and full-length genes. There have also been proposals for review of the appropriateness of patents on genes and partial gene sequences. The biotechnology patent situation outside the U.S. is even more uncertain and is currently undergoing review and revision in many countries. These proposals and other changes in patent laws in the U.S. and other countries may result in changes in, or different interpretations of, the patent laws which might allow others to use our discoveries or develop and commercialize our products.

IF OUR PATENT APPLICATIONS DO NOT RESULT IN ISSUED PATENTS, THEN OUR COMPETITORS MAY OBTAIN RIGHTS TO AND COMMERCIALIZE THE DISCOVERIES WE ATTEMPTED TO PATENT

     Our pending applications covering full-length genes and their corresponding proteins may not result in the issuance of any patents. As of January 14, 2000, we had filed patent applications for:

     - more than 7,400 human genes and their corresponding proteins; and

     - all or portions of genomes of eight infectious microorganisms and one non-infectious microorganism.

     As of that date, we had only 112 U.S. patents issued covering 89 full-length human genes. Our disclosures in our applications may not be sufficient to meet the statutory requirements for patentability in all cases. Additionally, our patent applications may cover many genes. As a result, we cannot predict what issues may arise in connection with our patent applications or the timing of the grant of patents with respect to genes covered by our patent applications.

BECAUSE PATENT APPLICATIONS FOR PARTIAL HUMAN GENE SEQUENCES MAY BE LEGALLY INSUFFICIENT, WE MAY BE UNABLE TO OBTAIN ISSUED PATENTS FOR MANY OF OUR PATENT APPLICATIONS, AND OTHERS MAY OBTAIN RIGHTS TO OUR DISCOVERIES

     We have filed U.S. patent applications claiming more than 300,000 partial human gene sequences. The Patent and Trademark Office may not grant patents on these applications because they may be insufficient. These applications seek to protect partial human and non-human gene sequences, the full-length gene sequences that include the partial sequences, as well as derived products and uses. These applications do not contain any data from laboratory testing or human studies. Some court decisions indicate that disclosure of a partial sequence may not be sufficient to support the patentability of a full-length sequence. We believe that these court decisions and the uncertain position of the Patent and Trademark Office present a significant risk that the Patent and Trademark Office will not issue patents based on patent disclosures limited to partial gene sequences. Finally, we are uncertain about the scope of the coverage, enforceability and commercial protection provided by any patents issued on the basis of partial gene sequences.

IF INFORMATION ABOUT THE GENES WE DISCOVER IS PUBLISHED BY OTHERS BEFORE WE APPLY FOR PATENT PROTECTION, THEN WE MAY BE UNABLE TO OBTAIN PATENT PROTECTION, WHICH WOULD ENABLE OTHERS TO DEVELOP AND COMMERCIALIZE OUR DISCOVERIES

     Washington University has identified genes through partial sequencing funded by Merck & Co. and has deposited those partial sequences in a public database. In January 1997, The Institute for Genomic Research, or TIGR, in collaboration with the National Center for Biological Information, disclosed full-length DNA sequences which are reportedly in excess of 35,000 sequences that were assembled from partial gene sequences available in publicly accessible databases or sequenced at TIGR. This public disclosure might limit the scope of our claims or make unpatentable subsequent patent applications on full-length genes we file.

     In July 1994, we reached an agreement with TIGR and SmithKline Beecham to contribute a number of partial copies of DNA sequences to a database. Under the agreement, only academic scientists and researchers at non-profit institutions that sign agreements could access the database. In October 1996, TIGR notified us that it was terminating this agreement according to its terms, effective in April 1997. The termination of this agreement eliminated limits on publication of sequences in the database on that date. In addition, the termination eliminated previous restrictions on TIGR's ability to publish sequence information. This publication may prevent us from obtaining patent protection for some genes in which we may have an interest.

IF OTHERS FILE SIMILAR PATENT APPLICATIONS OR OBTAIN SIMILAR PATENTS, THEN THE PATENT AND TRADEMARK OFFICE MAY DENY OUR PATENT APPLICATIONS OR OTHERS MAY RESTRICT THE USE OF OUR DISCOVERIES

     Other companies or institutions may have filed patent applications or may file patent applications in the future which attempt to patent genes similar to our patent applications. Others have filed patent applications that cover genes for which we have filed patent applications, including applications based on our potential products. The Patent and Trademark Office would decide the priority of competing patent claims in an interference proceeding. Any patent application filed by a third party may have priority over patent applications we filed, in which event the third party may require us to stop pursuing a potential product or to negotiate a royalty arrangement to pursue the potential product.

IF OUR POTENTIAL PRODUCTS CONFLICT WITH PATENTS THAT COMPETITORS, UNIVERSITIES OR OTHERS HAVE OBTAINED, THEN WE MAY BE UNABLE TO COMMERCIALIZE THOSE PRODUCTS

     Our potential products may give rise to claims that they infringe the patents of others. This risk will increase as the biotechnology industry expands and as other companies obtain more patents and attempt to discover genes through the use of high speed sequencers. Other persons could bring legal actions against us to claim damages or to stop our manufacturing and marketing of the affected products. If any of these actions are successful, in addition to any potential liability for damages, these persons may require us to obtain a license in order to continue to manufacture or market the affected products. We believe that there will continue to be significant litigation in our industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our resources.

BECAUSE ISSUED PATENTS MAY NOT FULLY PROTECT OUR DISCOVERIES, OUR COMPETITORS MAY BE ABLE TO COMMERCIALIZE PRODUCTS SIMILAR TO THOSE COVERED BY OUR ISSUED PATENTS

     Issued patents may not provide commercially meaningful protection against competitors. Any issued patent may not provide us with competitive advantages. Others may challenge our patents or independently develop similar products which could result in an interference proceeding in the Patent and Trademark Office. Others may be able to design around our issued patents or develop products providing effects similar to our products. In addition, others may discover uses for genes or proteins other than those uses covered in our patents, and these other uses may be separately patentable. The holder of a patent covering the use of an invention as to which we have a patent claim could exclude us from selling a product for a use covered by their patent.

BECAUSE THE U.S. DEPARTMENT OF ENERGY FUNDED SOME OF OUR RESEARCH, IT MAY GRANT LICENSES UNDER OUR PATENTS THAT WOULD ENABLE OTHERS TO USE OUR DISCOVERIES

     We identified a small percentage of sequences covered by our patent filings through research funded by grants from the U.S. Department of Energy. The Department of Energy has a statutory right to grant to other parties licenses under patents which may be issued based on research funded by the Department of Energy. The Department of Energy may exercise this right in the event of:

     - lack of action on the part of the holder of the patent rights to achieve practical application of the invention or

     - a need to alleviate public health or safety concerns not reasonably satisfied by the holder of the patent rights.

IF WE ARE UNABLE TO PROTECT OUR TRADE SECRETS, THEN OTHERS MAY BE ABLE TO USE OUR SECRETS TO COMPETE MORE EFFECTIVELY

     We may not be able to meaningfully protect our trade secrets. We rely on trade secret protection to protect our confidential and proprietary information. We believe that we have developed proprietary procedures for making libraries of DNA sequences and genes. We have not sought patent protection for these procedures. Additionally, we have developed a substantial database concerning genes we have identified. While we have entered into confidentiality agreements with employees and academic collaborators, we may not be able to prevent their disclosure of these data or materials. Others may independently develop substantially equivalent information and techniques. TIGR has developed or possesses specific trade secrets important to our business, including information about sequencing procedures and genes identified by TIGR.

IF WE LOSE KEY MANAGEMENT OR OTHER PERSONNEL, WE MAY EXPERIENCE DELAYS IN OUR PRODUCT DEVELOPMENT EFFORT

     We depend on our senior executive officers as well as key scientific and other personnel. Although we have entered into employment agreements with some of our executives, the employment agreements are for a limited period of time, and not all key personnel have employment agreements. Our employment agreement with Dr. William A. Haseltine, our Chairman of the Board and Chief Executive Officer, expires in February 2001. Although Dr. Haseltine's employment agreement automatically extends for additional one year terms, either party can terminate the agreement four months prior to the end of the applicable term. If Dr. Haseltine decides to terminate his employment with us, this termination could delay the commercialization of our products or prevent us from becoming profitable. Further, we have not purchased key-man life insurance on any of our executive officers or key personnel, and therefore may not have adequate funds to find an acceptable replacement if Dr. Haseltine or other valuable executives die. Competition among pharmaceutical and biotechnology companies for qualified employees is intense, and the loss of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the expansion of our activities, could hinder our ability to complete human studies successfully and develop marketable products.

IF WE DO NOT OBTAIN SIGNIFICANT ADDITIONAL FUNDS ON ACCEPTABLE TERMS, THEN WE MAY NOT BE ABLE TO CONTINUE TO GROW OUR BUSINESS AND GENERATE ENOUGH REVENUE TO RECOVER OUR INVESTMENT IN OUR PRODUCT DEVELOPMENT EFFORT

     Since inception, we have expended, and expect to continue to expend, substantial funds to continue our research and development programs. If we incur unanticipated expenses or delays in receipt of revenue, we may require additional financing to fund our operating expenses and capital requirements. We may not be able to obtain additional financing on acceptable terms. If we raise additional funds by issuing equity securities, the new securities may dilute the interests of our existing stockholders.

BECAUSE WE ARE SUBJECT TO EXTENSIVE AND UNCERTAIN GOVERNMENT REGULATORY REQUIREMENTS, WE MAY BE UNABLE TO OBTAIN GOVERNMENT APPROVAL OF OUR PRODUCTS IN A TIMELY MANNER

     Our products are subject to an extensive and uncertain regulatory approval process by the FDA and comparable agencies in other countries. The regulation of new products is extensive, and the required process of laboratory testing and human studies is lengthy and expensive. We may not obtain FDA approvals in a timely manner, or at all. We and our collaborators may encounter significant delays or excessive costs in our efforts to secure necessary approvals or licenses. Even if we obtain FDA regulatory approvals, the FDA extensively regulates manufacturing, labeling, distributing, marketing, promotion and advertising after product approval. Moreover, several areas in which we or our collaborators may develop products involve relatively new technology and have not been the subject of extensive product testing in humans. The regulatory requirements governing these products and related clinical procedures remain uncertain. In addition, these products may be subject to substantial review by foreign governmental regulatory authorities which could prevent or delay approval in those countries. Regulatory requirements ultimately imposed on our products could limit our ability to test, manufacture and, ultimately, commercialize our products.

ADVERSE PUBLIC PERCEPTION OF GENE THERAPY AND GENETIC RESEARCH MAY LIMIT OUR ABILITY TO CONDUCT OUR BUSINESS

     Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could result in additional regulations restricting or prohibiting the processes we or our suppliers may use. Federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that our products are unsafe or pose a hazard could prevent us from commercializing any products.

BECAUSE WE ARE SUBJECT TO ENVIRONMENTAL, HEALTH AND SAFETY LAWS, WE MAY BE UNABLE TO CONDUCT OUR BUSINESS IN THE MANNER WE CURRENTLY INTEND

     State and federal laws regarding environmental protection, hazardous substances and human health and safety affect our business. The use of hazardous substances in our operations exposes us to the risk of accidental releases. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Future changes to environmental, health and safety laws could cause us to incur additional expense or restrict our operations.

BECAUSE WE DEPEND ON A SINGLE SUPPLIER FOR GENE SEQUENCING MACHINES AND CHEMICALS, WE MAY BE UNABLE TO IDENTIFY ADDITIONAL GENES IF WE LOSE THAT SUPPLIER

     We currently depend on a single supplier, Applied Biosystems, a division of PE Corporation, formerly Perkin-Elmer Corporation, to provide all of our gene sequencing machines and the chemicals we require in connection with our gene sequencing process. If we are unable to obtain additional machines or an adequate supply of these chemicals or other ingredients at commercially reasonable rates, we may be unable to continue to identify genes through gene sequencing. PE Corporation has recently created Celera Genomics Corporation, an entity that is sequencing the human genome and could potentially be one of our competitors. While other gene sequencing machines are available, we do not believe that other machines are as efficient as the machines we currently use. Gene sequencing machines or chemicals may not remain available in commercial quantities at acceptable costs.

BECAUSE WE CURRENTLY HAVE A LIMITED MANUFACTURING CAPACITY AND RELY ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS FOR STUDIES AND SALE, WE MAY BE UNABLE TO OBTAIN NECESSARY PRODUCTS ECONOMICALLY

     We do not currently have any manufacturing facilities licensed to supply materials suitable for clinical trials or for commercial sale or any experience in manufacturing materials suitable for human studies or for commercial sale. We depend on third parties to comply with current good manufacturing practices, known as cGMPs, and other regulatory requirements and to deliver materials on a timely basis. These third parties may not perform adequately. Any failures by these third parties may delay our development of products or their submission for regulatory approval.

     During 1997 and 1998, we designed and the Maryland Economic Development Corporation constructed a process development and production facility for the preparation of quantities of our proteins for human studies. Construction of an expansion of this facility has begun. The FDA must validate and inspect this facility and the expansion to determine compliance with cGMP requirements. A delay in validation of the facility or the expansion could delay or increase the cost of human studies and could delay submission of our products for regulatory approval. We may not be able to successfully establish manufacturing capabilities and manufacture our products economically or in compliance with cGMPs and other regulatory requirements.

BECAUSE WE CURRENTLY HAVE NO MARKETING CAPABILITY AND RELY ON THIRD PARTIES TO MARKET OUR PRODUCTS, WE MAY BE UNABLE TO COMMERCIALIZE OUR PRODUCTS

     We do not have any products that can be marketed. In the future, we generally expect to rely on collaborators or on third parties that we may contract with to market any products that we may develop. Our collaborators or other third parties may not be successful in marketing our products. To date, we have collaborated with SmithKline Beecham, Schering-Plough and others. However, we may also co-promote or retain U.S. marketing rights to our products. If we decide to market products directly, we will incur significant additional expenditures and commit significant additional management resources to develop an external sales force and implement our marketing strategy. We may not be able to establish a successful marketing force.

IF THE HEALTHCARE SYSTEM OR REIMBURSEMENT POLICIES CHANGE, THEN THE PRICES OF OUR POTENTIAL PRODUCTS MAY FALL OR OUR POTENTIAL SALES MAY DECLINE

     In recent years, officials have made numerous proposals to change the healthcare system in the U.S. These proposals included measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Government and other third-party payors increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement of newly approved healthcare products. In some cases, they may also refuse to provide any coverage of uses of approved products for disease indications other than those for which the FDA has granted marketing approval. Governments may adopt future legislative proposals and federal, state or private payors for healthcare goods and services may take action to limit their payments for goods and services. Any of these events could limit our ability to commercialize our products successfully.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD DEPRESS OUR STOCK PRICE

     Sales of substantial amounts of our common stock in the public market following this offering, or the appearance that a large number of shares is available for sale, could adversely affect the market price for our common stock. All of our executive officers have agreed not to sell or otherwise dispose of any shares of common stock until May 1, 2000, without the prior written consent of Credit Suisse First Boston Corporation.

BECAUSE THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, IT MAY NOT PROVE TO BE ACCURATE

     This prospectus, including the documents we incorporate by reference, contains forward-looking statements and information relating to our company. We generally identify forward-looking statements using words like "believe," "intend," "expect," "may," "should," "plan," "project," "contemplate," "anticipate" or similar statements. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results may differ significantly from the results discussed in these forward-looking statements. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling holders of the notes and the common stock issuable upon their conversion. We will pay all expenses of the registration and sale of the notes and the common stock, other than selling commissions and fees and stock transfer taxes.

                              DESCRIPTION OF NOTES

     We issued the notes under an indenture, dated as of December 14, 1999, between us and The Bank of New York, as trustee. The following description is only a summary of the material provisions of the indenture, the notes and the registration rights agreement. We urge you to read the indenture, the notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of these notes. You may request copies of these documents at our address listed under the caption "Incorporation by Reference." The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

GENERAL

     The notes are unsecured, subordinated obligations of Human Genome Sciences. We issued the notes in the principal amount of $200,000,000. Interest on the notes will accrue at the rate of 5% per annum and will be payable semiannually in arrears on June 15 and December 15 of each year, commencing on June 15, 2000. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the holders of record of the notes on the immediately preceding June 1 or December 1, whether or not this day is a business day. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     We will pay the principal of, premium, if any, and interest on the notes at the office or agency maintained by the trustee in the Borough of Manhattan in New York City. Holders may register the transfer of their notes at the same location. We reserve the right to pay interest to holders of the notes by check mailed to the holders at their registered addresses or by wire transfer to holders of at least $2,000,000 aggregate principal amount of notes.

     Except under the limited circumstances described below, the notes will be issued only in fully-registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

BOOK-ENTRY, DELIVERY AND FORM

     We issued the notes in the form of one or more global notes except as described under "-Certificated Notes" below. The global notes were deposited with, or on behalf of, the clearing agency registered under the Exchange Act that is designated to act as depositary for the notes and registered in the name of the depositary or its nominee. The Depository Trust Company is the initial depositary. Except as described below, the global notes may be transferred, in whole and not in part, only to the depositary or another nominee of the depositary. You may hold your beneficial interests in the global notes directly through the depositary if you have an account with the depositary or indirectly through organizations which have accounts with the depositary.

     The depositary has advised us that it is:

     - a limited-purpose trust company organized under the laws of the State of New York;

     -  a member of the Federal Reserve System;

     - "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     The depositary was created to hold securities of institutions that have accounts with the depositary and to facilitate the clearance and settlement of securities transactions among those institutions through electronic book-entry changes. This system eliminates the need for physical movement of certificates representing securities. The institutions that have accounts with the depositary, known as participants, include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. The initial purchaser is a participant. Access to the depositary's book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Upon the issuance of the global notes, the depositary credited, on its book-entry registration and transfer system, the principal amount of notes represented by the global notes to the accounts of participants. The initial purchaser designated the accounts to be credited. Ownership of beneficial interests in a global note is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes is shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary and the participants. The laws of some jurisdictions may require that purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair your ability to transfer or pledge beneficial interests in a global note.

     So long as the depositary or its nominee is the registered holder and owner of a global note, the depositary or the nominee will be considered the sole legal owner and holder of the related notes for all purposes. Except as described below, as an owner of a beneficial interest in a global note, you will be subject to the following limitations:

     - you will not be entitled to have the notes represented by the global notes registered in your name;

     - you will not receive or be entitled to receive physical delivery of certificated notes; and

     - you will not be considered to be the owner or holder of any notes under the global notes.

     We understand that under existing industry practice, in the event an owner of a beneficial interest in a global note desires to take any action that the depositary, as the holder of the global notes, is entitled to take, the depositary would authorize the participants to take the action. The participants would authorize beneficial owners owning through them to take the action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal of, premium, if any, and interest on notes represented by a global note registered in the name of and held by the depositary or its nominee will be made to the depositary or its nominee as the registered owner and holder of the global notes.

     We expect that the depositary or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global note held through the participants will be governed by standing instructions and customary practices and will be the responsibility of the participants. We will not have any responsibility or liability:

     - for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes;

     - for maintaining, supervising or reviewing any records relating to beneficial ownership interests;

     - for any other aspect of the relationship between the depositary and its participants; or

     - for any other aspect of the relationship between participants and the owners of beneficial interests in the global notes owning through participants.

     Unless and until the global notes are exchanged in whole or in part for certificated notes, the global notes may not be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of such depositary to another nominee of such depositary.

     Although the depositary has agreed to the procedures described above in order to facilitate transfers of interests in the global notes among participants of the depositary, it is under no obligation to perform or continue to perform and may discontinue these procedures at any time. Neither we nor the trustee will have any responsibility for the performance by the depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     The notes represented by the global notes are exchangeable for certificated notes in definitive form of like tenor in denominations of $1,000 and integral multiples of $1,000 if:

     - the depositary notifies us that it is unwilling or unable to continue as depositary for the global notes;

     - the depositary ceases to be a clearing agency registered under the Exchange Act or announces an intention permanently to cease business or in fact ceases business;

     - we at any time determine not to have all of the notes represented by the global notes; or

     - an event of default, as described under the caption "-- Events of Default," has occurred and is continuing.

     Any note that becomes exchangeable as described above is exchangeable for certificated notes issuable in authorized denominations and registered in whatever names the depositary directs. Subject to the foregoing, the global notes are not exchangeable, except for global notes of the same aggregate denomination to be registered in the name of the depositary or its nominee. In addition, certificated notes will bear the legend referred to under "Transfer Restrictions," unless we determine this legend is not necessary under applicable law.

CONVERSION RIGHTS

     A holder may, at any time prior to the close of business on the business day immediately preceding the maturity date, convert a note or any portion of a note into shares of common stock initially at the conversion price of $71.625 per share, unless the note or portion of a note has been previously redeemed. This conversion price has been adjusted to reflect our two-for-one stock split in January 2000. The right to convert a note called for redemption will terminate at the close of business on the business day immediately preceding the date fixed for redemption, unless we default in making the payment due on the redemption date. For information as to notices of redemption, see "-- Optional Redemption."

     We will adjust the conversion price if:

     - we issue common stock as a dividend or distribution on our common stock;

     - we issue to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase common stock at less than the then current market price;

     - we subdivide or combine our common stock;

     - we distribute to all holders of common stock evidences of our indebtedness, shares of capital stock, securities, cash or property, excluding:

       - those rights, warrants or options referred to above;

       - any dividend or distribution paid exclusively in cash; and

       - any dividend or distribution referred to above;

     - we make a cash distribution to all holders of our common stock that, together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock made within the preceding 12 months, exceeds 12.5% of our aggregate market capitalization on the date of the distribution; or

     - we complete a tender or exchange offer for our common stock which involves an aggregate consideration that, together with:

       - any cash and other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock concluded within the preceding 12 months, and

       - the amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months,

     exceeds 12.5% of our aggregate market capitalization on the expiration of the tender or exchange offer.

No adjustment of the conversion price must be made until cumulative adjustments amount to 1% or more of the conversion price as last adjusted.

     If we distribute rights or warrants, other than those referred to in the second clause of the preceding paragraph, pro rata to holders of common stock, so long as the rights or warrants have not expired or been redeemed by us, the holder of any note surrendered for conversion will be entitled to receive, in addition to the shares of common stock issuable upon conversion, the following upon conversion:

     - if conversion occurs on or prior to the date for the distribution of certificates evidencing the rights or warrants, the holder will be entitled to the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of conversion shares is entitled; and

     - if conversion occurs after the distribution date, the holder will be entitled to the same number of rights or warrants to which a holder of the number of shares of common stock into which the note was convertible immediately prior to the distribution date would have been entitled on the distribution date in accordance with the terms and provisions applicable to the rights or warrants.

The conversion price of the notes will not be subject to adjustment on account of any declaration, distribution or exercise of any rights or warrants.

     If our common stock is converted into the right to receive other securities, cash or other property as a result of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions, each note then outstanding would, without the consent of any holders of notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the transaction by a holder of the number of shares of common stock which would have been received by a holder immediately prior to the transaction if the holder had converted the note.

     We will not issue fractional shares of common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay a cash adjustment based upon the market price.

     Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares of common stock issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date the holder must deliver payment to us of an amount equal to the interest payable on such interest payment date on the principal amount converted together with the note being surrendered. The preceding sentence does not apply to notes called for redemption on a redemption date within the period between and including the record date and the interest payment date.

     If we make a distribution of property to our stockholders which would be taxable to them as a dividend for federal income tax purposes (for example, distributions of evidences of our indebtedness or assets, but generally not stock dividends or rights to subscribe for capital stock) and the conversion price of the notes is reduced, this reduction may be deemed to be the receipt of taxable income to holders of the notes.

     In addition, we may make any reductions in the conversion price that our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes or for any other reasons.

PROVISIONAL REDEMPTION

     We may redeem any portion of the notes at any time prior to December 20, 2002, at a redemption price equal to $1,000 per note plus accrued and unpaid interest to the redemption date if (1) the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days in any consecutive 30-trading day period ending on the trading day prior to the mailing of the notice of redemption and (2) the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and expected to remain effective and available for use for the 30 days following the redemption date.

     If we redeem the notes under these circumstances, we will make an additional "make whole" payment on the redeemed notes equal to $150.00 per $1,000 note, minus the amount of any interest we actually paid on the note prior to the date we mailed the notice. We must make these "make whole" payments on all notes called for redemption, including notes converted after the date we mailed the notice.

OPTIONAL REDEMPTION

     At any time on or after December 20, 2002, we may redeem all or a portion of the notes upon at least 20 and not more than 60 days' notice by mail to the holders of the notes, by paying the redemption price, plus accrued and unpaid interest, to but not including the redemption date. The redemption price, expressed as a percentage of the principal amount, is as follows for the periods shown below:

                                                              REDEMPTION
                            YEAR                                PRICE
                            ----                              ----------
December 20, 2002 through December 14, 2003.................    102.50%
December 15, 2003 through December 14, 2004.................    101.67%
December 15, 2004 through December 14, 2005.................    100.83%
December 15, 2005 and thereafter............................    100.00%

     If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may provide for selection for redemption of portions of the principal amount of any note of a denomination larger than $1,000.

     There is no sinking fund provision in the notes.

RIGHT TO REQUIRE PURCHASE OF NOTES UPON A CHANGE IN CONTROL

     If a change of control occurs, each holder of notes may require that we repurchase the holder's notes on the date fixed by us that is not less than 30 nor more than 45 days after we give notice of the change in control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes on the date of repurchase plus accrued and unpaid interest, if any, to the date of repurchase.

     A change of control occurs when:

          (1) any person, or any persons acting together in a manner which would constitute a "group" for purposes of Section 13(d) of the Exchange Act,

     - becomes the beneficial owner, directly or indirectly, of our capital stock, entitling the person or persons and its or their affiliates to exercise more than 50% of the total voting power of all classes of our capital stock entitled to vote generally in the election of our directors or

     - succeeds in having enough of its or their nominees who are not supported by our board elected to our board so that the nominees, when added to any existing directors remaining on our board after the election who are affiliates of or acting in concert with these persons, constitute a majority of our board;

          (2) we are a party to any transaction in which our common stock is converted into the right to receive other securities (other than common stock), cash and/or property and the value distributed in the transaction and any other transaction within the 12 preceding months is more than 50% of the average of the daily closing prices for our common stock for the five trading days ending on the trading day immediately preceding the date of the transaction; or

          (3) we consolidate with or merge into any other person or sell, convey, transfer or lease our properties and assets substantially as an entirety to any person other than one of our subsidiaries, or any other person consolidates with or merges into us, other than any consolidation or merger where persons who are our stockholders immediately prior to the transaction become the beneficial owners of more than 50% of the total voting power of the surviving company's capital stock.

     On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes which is to be paid on the date of repurchase.

     We may not repurchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making payments of principal in respect of the notes. If we fail to repurchase the notes when required under the preceding paragraph, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

     A change in control will not be deemed to have occurred:

     - if the closing price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect immediately preceding the change in control; or

     - if at least 90% of the consideration received or to be received by the holders of our common stock in the transaction or transactions constituting a change in control consists of:

        - shares of common stock, or securities convertible into the shares of common stock, of an entity organized under the laws of a U.S. jurisdiction whose shares of common stock are, or upon issuance will be, traded on a national securities exchange in the U.S. or through The Nasdaq Stock Market, Inc. or

        - shares of common stock of an entity organized under the laws of a jurisdiction outside of the U.S., or American Depositary Shares representing the shares of common stock, that are, or upon issuance will be, traded on a national securities exchange in the U.S. or through The Nasdaq Stock Market, Inc., if the entity has a worldwide total market capitalization of its equity securities of at least US$5 billion before giving effect to the transaction or transactions constituting a change in control.

     On or before the 15th day after we know or reasonably should know a change in control has occurred, we must mail to all holders of record of the notes a notice of the occurrence of the change in control, stating:

     - the date of repurchase;

     - the date by which the repurchase right must be exercised;

     - the repurchase price for the notes; and

     - the procedures which a holder of notes must follow to exercise the repurchase right.

     To exercise the repurchase right, the holder of a note must deliver, on or before the 30th day after the date of our notice, an irrevocable written notice to us and the trustee of the holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the note or notes with respect to which the right is being exercised, duly endorsed for transfer. In addition, if the date of repurchase falls between the relevant record date and the corresponding succeeding interest payment date, the notes to be repurchased must also be accompanied by payment from the holder of an amount equal to the interest on the notes which the holder is to receive on the interest payment date.

     The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a change in control may make it more difficult for any person or group to acquire control of Human Genome Sciences or to effect a business combination with us. Moreover, under the indenture, we will not be permitted to pay principal of or interest on, or otherwise acquire the notes, including any repurchase at the election of the holders of notes upon the occurrence of a change in control, if a payment default on our senior indebtedness has occurred and is continuing, or if our senior indebtedness is not paid in full in the event of our insolvency, bankruptcy, reorganization, dissolution or other winding up. Our ability to pay cash to holders of notes following the occurrence of a change in control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See "Risk Factors -- Because we may be unable to raise the funds necessary to repurchase your notes in the event of a change in control, we may default on the notes in the event of a change in control."

     If a change in control occurs and the holders exercise their rights to require us to repurchase notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

     The term "beneficial owner" shall be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision, except that a person shall be deemed to have "beneficial ownership" of all shares that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

REGISTRATION RIGHTS

     We have entered into a registration rights agreement with the initial purchaser of the notes. Under this agreement, we must use our best efforts to keep the shelf registration statement of which this prospectus forms a part effective after its effective date for as long as required to permit sales under Rule 144(k) under the Securities Act or any successor rule or regulation. We have the right to suspend use of the shelf registration statement for up to 60 days. A holder who elects to sell any securities pursuant to the shelf registration statement:

     - will be required to be named as selling security holder;

     - will be required to deliver a prospectus to purchasers;

     - will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

     - will be bound by the provisions of the registration rights agreement which are applicable, including indemnification obligations.

     If, after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then the interest rate on the notes will increase by 0.5% per annum until the failure is cured. This requirement is subject to exceptions described in the registration rights agreement, including our right to suspend the use of the shelf registration statement for up to 60 days. We will have no other liabilities for monetary damages with respect to our registration obligations, except that if we breach, fail to comply with or violate provisions of the registration rights agreement, the holders of the notes will be entitled to equitable relief, including injunction and specific performance. We may not oppose the granting of this equitable relief.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may, without the consent of the holders of any of the notes, consolidate with or merge into any other person or convey, transfer or lease our properties substantially as an entirety to, any other person, if:

     - the successor, transferee or lessee expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the trustee;

     - after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing;

     - the successor company is organized:

        - under the laws of any U.S. jurisdiction or

        - under the laws of a jurisdiction outside the U.S. and has:

             - common stock or American Depositary Shares representing common stock traded on a national securities exchange in the U.S. or through The Nasdaq Stock Market, Inc. and

             - a worldwide total market capitalization of its equity securities of at least US$5 billion before giving effect to the consolidation or merger; and

     - other conditions specified in the indenture are met.

     Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Human Genome Sciences under the indenture. Except in the case of a lease, if the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the indenture and the notes.

EVENTS OF DEFAULT

     Each of the following is an "event of default":

          (1) a default in the payment of any interest upon any of the notes when due and payable, continued for 30 days, whether or not payment is prohibited by the subordination provisions of the indenture;

          (2) a default in the payment of the principal of or premium, if any, on any of the notes when due, including on a redemption date, whether or not payment is prohibited by the subordination provisions of the indenture;

          (3) a default in our obligation to provide notice of a change in control or default in the payment of the repurchase price in respect of any note on the repurchase date therefor, whether or not such payment is prohibited by the subordination provisions of the indenture;

          (4) a default by us in the performance, or breach, of any of our other covenants in the indenture which are not remedied by the end of a period of 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes;

          (5) failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by us in excess of $10 million, if the indebtedness is not discharged, or the acceleration is not waived or annulled, by the end of a period of 10 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes; or

          (6) events of bankruptcy, insolvency or reorganization of Human Genome Sciences.

     If an event of default described in clauses (3), (4) or (5) above occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of and accrued interest on all notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the indenture are satisfied. If an event of default of the type referred to in clause (6) above occurs, the principal amount of and accrued interest on the outstanding notes shall automatically become immediately due and payable.

     The holders of not less than a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee; provided that the direction does not conflict with any rule of law or with the indenture. The trustee may take any other action deemed proper by the trustee which is not inconsistent with the direction.

     Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due or the right to convert a note in accordance with the indenture, no holder may institute any proceeding or pursue any remedy with respect to the indenture or the notes unless:

     - the holder has previously given the trustee notice that an event of default is continuing;

     - holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

     - the holders have offered the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense;

     - the trustee has not complied with the request within 60 days after receipt of the request and the offer of security or indemnity; and

     - the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction inconsistent with the request within the 60-day period.

     In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

MODIFICATION AND WAIVER

     We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note, no supplemental indenture may, among other things:

     - change the stated maturity of the principal of or any installment of interest on any note;

     - reduce the principal amount of, or the premium or rate of interest on, any note;

     - adversely affect the right of any holder to convert any note as provided in the indenture;

     - change the place of payment where, or the coin of currency in which, the principal of any note or any premium or interest is payable;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any note on or after the stated maturity, or, in the case of redemption, on or after the date of redemption;

     - modify the subordination provisions of the indenture in a manner adverse to the holders of the notes;

     - modify the redemption provisions of the indenture in a manner adverse to the holders of the notes;

     - modify the provisions of the indenture relating to our requirement to offer to repurchase notes upon a change in control in a manner adverse to the holders of the notes;

     - reduce the percentage in principal amount of the outstanding notes the consent of whose holders is required for any modification or amendment of the indenture or for any waiver of compliance with provisions of or defaults under the indenture; or

     - modify the foregoing requirements.

     Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

          (1) to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the notes;

          (2) to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred on us;

          (3) to make any change that would provide any additional benefit or right to the holders of the notes;

          (4) to secure our obligations in respect of the notes;

          (5) to make provision with respect to the conversion rights of holders of the notes pursuant to the requirements of the indenture;

          (6) to make any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the indenture;

          (7) to cure any ambiguity or inconsistency in the indenture;

          (8) to comply with any requirement in connection with the qualification of the indenture under the Trust Indenture Act; or

          (9) to make any other provisions with respect to matters or questions arising under the indenture which are not inconsistent with the provisions of the indenture.

However, no supplemental indenture entered into pursuant to clause (3), (6),
(7), (8) or (9) above may adversely affect the interests of the holders of the notes.

     The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

     - waive compliance by us with certain restrictive provisions of the indenture, and

     - waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any premium or interest on any note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on the notes will, to the extent described in the indenture, be subordinated in right of payment to the prior payment in full of all our senior indebtedness. The holders of all senior indebtedness will first be entitled to receive payment in full of all amounts due or to become due on the senior indebtedness, or provision for payment in money or money's worth, before the holders of the notes will be entitled to receive any payment in respect of the notes, when there is a payment or distribution of assets to creditors upon our:

     - liquidation;

     - dissolution;

     - winding up;

     - reorganization;

     - assignment for the benefit of creditors;

     - marshaling of assets;

     - bankruptcy;

     - insolvency; or

     - similar proceedings.

     No payments on account of the notes or on account of the purchase or acquisition of notes may be made if a default in any payment with respect to senior indebtedness has occurred and is continuing or if any judicial proceeding is pending with respect to the default. By reason of this subordination, in the event of insolvency holders of the notes may recover less, ratably, than holders of our senior indebtedness.

     At September 30, 1999, our senior indebtedness was approximately $2.2 million, all of which was secured. We expect from time to time to incur additional indebtedness. The indenture does not limit or prohibit us from incurring additional senior indebtedness or additional indebtedness. Your notes rank equally with our existing 5 1/2% Convertible Subordinated Notes Due 2006 and 5% Convertible Subordinated Notes Due 2007. See "Risk Factors -- If we are unable to pay our debts, then you will receive payments on your notes only after we have paid our existing and future senior indebtedness."

DEFEASANCE

     Upon satisfaction of the requirements described below, we may terminate all of our obligations under the notes and the indenture, known as legal defeasance, other than our obligation:

     - to maintain a registrar and paying agents and hold moneys for payment in trust;

     - to register the transfer or exchange of the notes;

     - to replace mutilated, destroyed, lost or stolen notes;

     - to provide for conversion of the notes;

     - to comply with the registration rights agreement; and

     - to repurchase the notes in the event of a change in control.

     In addition, we may terminate our obligations to comply with restrictive covenants, known as covenant defeasance, relating to the maintenance of our properties and payment of taxes and other claims, the operation of the cross default and cross acceleration provisions and the subordination provisions of the notes. This termination is known as covenant defeasance.

     We may exercise our legal defeasance option even if we have previously exercised our covenant defeasance option. If we exercise either defeasance option, payment of the notes may not be accelerated because of the occurrence of events of default.

     To exercise either defeasance option, we must irrevocably deposit in trust with the trustee money and/or obligations backed by the full faith and credit of the U.S. that will provide money in an amount sufficient in the written opinion of a nationally recognized firm of independent public accountants to pay the principal of, premium, if any, and each installment of interest on the outstanding notes. We may only establish this trust if, among other things:

     - no event of default, or event that with the passing of time or the giving of notice, or both, would constitute an event of default, shall have occurred or be continuing;

     - we have delivered to the trustee an opinion of counsel to the effect that the deposit shall not cause the trust so created to be subject to the Investment Company Act of 1940, as amended;

     - in the case of legal defeasance, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of our counsel, provides that holders of the notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

     - in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and

     - we satisfy other customary conditions precedent described in the indenture.

REGARDING THE TRUSTEE

     The Bank of New York is the trustee under the indenture.

GOVERNING LAW

     The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

                        U.S. FEDERAL TAX CONSIDERATIONS

     The following is a general discussion of the material U.S. federal income and certain estate tax considerations relevant to purchasing, owning and disposing of the notes and the common stock into which you may convert the notes. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations, all as presently in effect or proposed and all of which are subject to change, possibly with retroactive effect, or different interpretations.

     This discussion does not deal with all aspects of U.S. federal income taxation that may be important to holders of the notes or shares of the common stock received upon conversion, and it does not include any description of the tax laws of any state, local or foreign government. This discussion is limited to beneficial owners who hold the notes and the shares of common stock received upon conversion as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the U.S. federal income tax consequences that may be relevant to particular purchasers that may be subject to special rules.

     For the purpose of this discussion, a "U.S. holder" refers to a beneficial owner of a note or common stock who or which is:

     - a citizen or resident of the U.S. for U.S. federal income tax purposes;

     - a corporation, partnership or other entity created or organized in or under the laws of the U.S. or political subdivision of the U.S., unless otherwise provided in regulations in the case of a partnership;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source;

     - a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have authority to control all substantial decisions of the trust; or

     - otherwise subject to U.S. federal income tax on a net income basis in respect of its worldwide taxable income.

     The term "non-U.S. holder" refers to any beneficial owner of note or common stock who or which is not a U.S. holder.

     PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE CONVERSION OF THE NOTES INTO SHARES OF COMMON STOCK, AND THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON THESE TAX CONSEQUENCES.

TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS

     Interest on Notes. Interest paid on the notes will be taxable to a U.S. holder as ordinary interest income in accordance with the holder's regular method of tax accounting. If we are required to pay additional interest as described under "Description of the Notes -- Registration Rights," such additional interest should also be taxable to a U.S. holder as ordinary interest income in accordance with the holder's regular method of tax accounting. It is possible, however, that the Internal Revenue Service may take a different position, in which case U.S. holders might be required to include such additional interest in income as it accrues or becomes fixed (regardless of their regular method of tax accounting).

     Constructive Dividends. Some corporate transactions, such as distributions of assets to holders of common stock, may cause a deemed distribution to the holders of the notes if the conversion price or conversion ratio of the notes is adjusted to reflect the corporate transaction. These distributions will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed under "-- Dividends on Shares of Common Stock."

     Sale or Exchange of Notes or Shares of Common Stock. In general, a U.S. holder of notes will recognize gain or loss upon the sale, redemption, retirement or other disposition of the notes measured by the difference between:

     - the amount of cash and the fair market value of any property received, except to the extent attributable to the payment of accrued interest, and

     - the U.S. holder's tax basis in the notes.

A U.S. holder's tax basis in notes generally will equal the cost of the notes to the holder. In general, each U.S. holder of common stock into which the notes have been converted will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the common stock under rules similar to those applicable to the notes. Special rules may apply to redemptions of the common stock which may result in the amount paid being treated as a dividend. Gain or loss on the disposition of the notes or shares of common stock will be capital gain or loss and will be long-term capital gain or loss if the holding period of the notes or the common stock so disposed exceeded one year. Net capital gain realized by individual taxpayers is taxable at a maximum rate of 20%.

     Conversion of Notes. A U.S. holder of notes generally will not recognize gain or loss on the conversion of the notes solely into shares of common stock, other than cash received in lieu of fractional shares. The U.S. holder's tax basis in the shares of common stock received upon conversion of the notes will be equal to the holder's aggregate tax basis in the notes converted, less any portion allocable to cash received in lieu of a fractional share. The holding period of the shares of common stock received by the holder upon conversion of notes generally will include the period during which the holder held the notes prior to the conversion.

     Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for the fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share exchanged.

     Dividends on Shares of Common Stock. Distributions on shares of common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid to holders that are U.S. corporations may qualify for the dividends-received deduction.

     To the extent that a U.S. holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital reducing the holder's basis in the shares of common stock. Any distribution in excess of the holder's basis in the shares of common stock will be treated as capital gain.

TAX CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS

     Interest on Notes. Generally, interest paid on the notes to a non-U.S. holder will not be subject to U.S. federal income tax if:

     - the interest is not effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder;

     - the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation with respect to which we are a "related person" within the meaning of the Code; and

     - the beneficial owner, under penalty of perjury, certifies that the owner is not a U.S. person and provides the owner's name and address.

The certification described in the last clause above may be provided by a securities clearing organization, a bank or other financial institution that holds customers' securities in the ordinary course of its trade or business. Under new U.S. Treasury regulations, which generally are effective for payments made after December 31, 2000, the certification may also be provided by a qualified intermediary on behalf of one or more beneficial owners, or other intermediaries, provided that the intermediary has entered into a withholding agreement with the Internal Revenue Service and other conditions are met. A holder that is not exempt from tax under these rules will be subject to U.S. federal income tax withholding at a rate of 30% unless the interest is effectively connected with the conduct of a U.S. trade or business, in which case the interest will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally. Corporate non-U.S. holders that receive interest income that is effectively connected with the conduct of a trade or business within the U.S. may also be subject to an additional "branch profits" tax on such income. Non-U.S. holders should be aware that applicable income tax treaties may provide different rules.

     Sales or Exchange of Notes or Shares of Common Stock. A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized upon the sale or other disposition of the notes or shares of common stock unless:

     - the gain is, or is treated as, effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder; or

     - in the case of a non-U.S. holder who is a nonresident alien individual and holds the common stock as a capital asset, the holder is present in the U.S. for 183 or more days in the taxable year.

     Conversion of Notes. A non-U.S. holder generally will not be subject to U.S. federal income tax on the conversion of a note into shares of common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share on conversion, the cash may give rise to gain that would be subject to the rules described above with respect to the sale or exchange of a note or common stock.

     Dividends on Shares of Common Stock. Generally, any distribution on shares of common stock to a non-U.S. holder will be subject to U.S. federal income tax withholding at a rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder, in which case the dividend will instead be subject to the U.S. federal income tax on net income that applies to U.S. persons generally.

Corporate non-U.S. holders that receive dividend income that is effectively connected with the conduct of a trade or business within the U.S. may also be subject to an additional "branch profits" tax on such income. Non-U.S. holders should be aware that applicable income tax treaties may provide different rules. A non-U.S. holder and any entities, partners, shareholders or other beneficiaries of non-U.S. holders may be required to satisfy certification requirements in order to claim a reduction of, or exemption from, withholding under the foregoing rules.

     Federal Estate Taxes. A note beneficially owned by an individual who is a non-U.S. holder at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of the individual's death; provided that:

     - the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code; and

     - interest payments with respect to such note would not have been, if received at the time of the individual's death, effectively connected with the conduct of a U.S. trade or business by the individual.

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death will be included in the individual's estate for U.S. federal estate tax purposes and thus will be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     United States Holders. Information reporting and backup withholding may apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the notes or shares of common stock made by us with respect to non-corporate U.S. holders. These holders generally will be subject to backup withholding at a rate of 31% unless the recipient of the payment supplies a taxpayer identification number and other information, certified under penalties of perjury, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. holder's federal income tax, upon furnishing the required information to the Internal Revenue Service.

     Non-United States Holders. Generally, information reporting and backup withholding of U.S. federal income tax at a rate of 31% may apply to payment of principal, interest and premium, if any, to non-U.S. holders if the holder fails to certify that the holder is a non-U.S. person or if we or our paying agent has actual knowledge that the holder is a U.S. person.

     The payment of the proceeds on the disposition of notes or shares of common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a non-U.S. holder of notes or shares of common stock to or through a foreign office of a broker will not be subject to backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources is from activities that are effectively connected with a U.S. trade or business, information reporting will apply unless:

     - the broker has documentary evidence in its files of the owner's foreign status; or

     - the owner otherwise establishes an exemption.

Both backup withholding and information reporting will apply to the proceeds from dispositions if the broker has actual knowledge that the holder is a U.S. holder.

     Recently adopted U.S. Treasury regulations, which generally are effective for payments made after December 31, 2000, alter the rules described above. Among other things, these regulations provide presumptions under which a non-U.S. holder is subject to information reporting and backup withholding at the rate of 31% unless we receive certification from the holder of non-U.S. status. Depending on the circumstances, this certification will need to be provided:

     - directly by the non-U.S. holder;

     - in the case of a non-U.S. holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of the entity; or

     - qualified financial institutions or other qualified entities on behalf of the non-U.S. holder.

                        DESCRIPTION OF OUR CAPITAL STOCK

     Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. The following is a description of our capital stock.

COMMON STOCK

     We are authorized to issue 250,000,000 shares of common stock. Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of preferred stock, holders of common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. After the payment of liquidation preferences to holders of any outstanding preferred stock, holders of our common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to the stockholders in the event of our liquidation, dissolution, or winding up. Holders of our common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     Our certificate of incorporation allows us to issue, without stockholder approval, preferred stock having rights senior to those of our common stock. Our board is authorized, without further stockholder approval, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

     - dividend rights;

     - conversion rights;

     - voting rights;

     - terms of redemption; and

     - liquidation preferences.

     Our board may fix the number of shares constituting any series and the designations of these series. We have issued rights that are in some cases exercisable for shares of junior participating preferred stock. See "-- Rights Agreement."

     Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

     - for any transaction from which the director derives an improper personal benefit.

     As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

     Our bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, except that we will indemnify a director or officer in connection with an action initiated by that person only if the action was authorized by our board of directors. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be had. We may pay these expenses in advance of the final disposition of a proceeding only if the director or officer agrees to repay these amounts if it is ultimately determined that the director or officer is not entitled to be indemnified. If we do not pay a claim for indemnification within 60 days, the claimant may bring an action to recover the unpaid amount of the claim and, if successful, the director or officer will be entitled to be paid the expense of prosecuting the action to recover these unpaid amounts.

     Under our bylaws, we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request for another entity, against any liability asserted against the person or incurred by the person in any of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware General Corporation Law.

POSSIBLE ANTI-TAKEOVER EFFECTS

     Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, provisions of Delaware law may hinder or delay an attempted takeover of our company other than through negotiation with our board of directors. These provisions could discourage attempts to acquire us or remove our management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in our stockholders' receiving a premium over the market price of their shares of our common stock.

     Classified Board of Directors; Removal, Vacancies. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors in a relatively short period of time. Our certificate of incorporation provides that directors may be removed only for cause. In addition, vacancies and newly created directorships resulting from any increase in the size of our board of directors may be filled only by the affirmative vote of a majority of the directors then in office, a quorum or by a sole remaining director. These provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     Special Stockholders' Meetings. Our certificate of incorporation and bylaws provide that special meetings of stockholders, unless otherwise required by statute, may be called only:

     - by the board of directors or by our chairman or president; or

     - by the holders of at least majority of our securities outstanding and entitled to vote generally in the election of directors.

     Section 203 of Delaware Law. In addition to these provisions of our certificate of incorporation and bylaws, we are subject to the provisions of
Section 203 of the Delaware General Corporation Law. Section 203 prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. These provisions could have the effect of delaying, deferring or preventing a change in control of our company or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

RIGHTS AGREEMENT

     Our board of directors has adopted a rights plan. As a result, we issued one preferred share purchase right for each outstanding share of common stock. One preferred share purchase right will be issued for each additional share of common stock that we issue, including shares issuable upon conversion of the notes. The rights become exercisable ten days after a person or group acquires 15%, or 20% in the case of some of our stockholders, or more of our outstanding common stock or commences or announces a tender or exchange offer which would result in such ownership. Each right that becomes exercisable entitles the registered holder to purchase one one-thousandth of a share of our junior participating preferred stock, par value $.01 per share, at a price of $250.00 per one one-thousandth of a share, subject to adjustment.

     If, after the rights become exercisable, we were to be acquired through a merger or other business combination transaction or 50% or more of our assets or earning power were sold, each right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price. In addition, if any person acquires 15%, or 20% in the case of some of our stockholders, or more of our outstanding common stock, each right not owned by such person would permit the purchase, for the exercise price, of common stock having a market value of twice the exercise price.

     The rights expire on May 20, 2008, unless earlier redeemed or exchanged by us. The purchase price payable and the shares of preferred stock issuable upon exercise of the rights are subject to adjustment as described in the rights agreement. In addition, our board of directors retains the authority to redeem, at $0.001 per right, or replace the rights with new rights at any time. Our board of directors may not redeem the rights after a person or group acquires 15% or more of our outstanding common stock.

     Shares of this preferred stock, when issued upon exercise of the rights, will be non-redeemable and will rank junior to all series of any other class of preferred stock. Each share of this preferred stock will be entitled to a cumulative preferential quarterly dividend payment equal to the greater of $250.00 per share or 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of shares of this preferred stock will be entitled to a preferential liquidation payment equal to the greater of $1,000 per share or 1,000 times the payment made per share of common stock. Each share of this preferred stock will entitle the holder to 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of this preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are subject to anti-dilution adjustments.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

                                SELLING HOLDERS

     The notes were originally issued by us and sold by Credit Suisse First Boston Corporation, as initial purchaser, in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be qualified institutional buyers or other institutional accredited investors. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the notes and common stock into which the notes are convertible.

     The selling holders have represented to us that they purchased the notes and the common stock issuable upon conversion of the notes for their own account for investment only and not with a view toward selling or distributing them, except through sales registered under the Securities Act or exemptions. We agreed with the selling holders to file this registration statement to register the resale of the notes and the common stock. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the date on which the notes and the common stock issuable upon their conversion no longer qualify as "registrable securities" under our registration rights agreement.

     The following table shows information, as of February 8, 2000, with respect to the selling holders and the principal amounts of notes and common stock they beneficially own that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders.

     The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Thus, we cannot estimate the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. The column showing ownership after completion of the offering assumes that the selling holders will sell all of the securities offered by this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information about their notes in transactions exempt from the registration requirements of the Securities Act. None of the selling holders has had any material relationship with us or our affiliates within the past three years, except that Credit Suisse First Boston Corporation acted as initial purchaser in connection with the notes and our 5% Convertible Subordinated Notes Due 2007 and acted as dealer manager in connection with the offer we made to holders of our 5 1/2% Convertible Subordinated Notes Due 2006.

     This table assumes that other holders of notes or any future transferee from any holder do not beneficially own any common stock other than common stock into which the notes are convertible. No selling holder named in the table below beneficially owns one percent or more of our common stock. Common stock owned prior to the offering and after completion of the offering includes shares of common stock issuable upon conversion of our 5 1/2% Convertible Subordinated Notes Due 2006 and our 5% Convertible Subordinated Notes Due 2007.

                                     PRINCIPAL                                        COMMON
                                  AMOUNT OF NOTES   COMMON STOCK                    STOCK OWNED
                                   BENEFICIALLY     OWNED PRIOR                        AFTER
                                     OWNED AND         TO THE         COMMON       COMPLETION OF
              NAME                    OFFERED         OFFERING     STOCK OFFERED   THE OFFERING
              ----                ---------------   ------------   -------------   -------------
AIG/National Union Fire
  Insurance.....................   $    600,000          8,376           8,376             --
Allstate Insurance Company......        250,000         21,267           3,490         17,777
Aloha Airlines Non-Pilots
  Pension Trust.................         75,000          1,047           1,047             --

                                     PRINCIPAL                                        COMMON
                                  AMOUNT OF NOTES   COMMON STOCK                    STOCK OWNED
                                   BENEFICIALLY     OWNED PRIOR                        AFTER
                                     OWNED AND         TO THE         COMMON       COMPLETION OF
              NAME                    OFFERED         OFFERING     STOCK OFFERED   THE OFFERING
              ----                ---------------   ------------   -------------   -------------
Aloha Airlines Pilots Retirement
  Trust.........................   $     45,000            628             628             --
Argent Classic Convertible
  Arbitrage Fund (Bermuda)
  L.P. .........................      4,000,000         55,846          55,846             --
Argent Classic Convertible
  Arbitrage Fund L.P. ..........      1,500,000         34,275          20,942         13,333
Argent Convertible Arbitrage
  Fund Ltd. ....................      2,000,000         27,923          27,923             --
Arkansas Teachers Retirement
  System........................      2,613,000         36,481          36,481             --
Associated Electric & Gas
  Insurance Service.............        300,000          4,188           4,188             --
BNP Arbitrage SNC...............      8,400,000        117,277         117,277             --
Bank of America Pension Plan....      2,000,000         27,923          27,923             --
Baptist Health South Florida....        175,000          2,443           2,443             --
Bear, Stearns & Co., Inc. ......      3,000,000         60,328          41,884         18,444
Boston Museum of Fine Art.......        119,000          1,661           1,661             --
British Virgin Islands Social
  Security Board................         32,000            446             446             --
C&H Sugar Company, Inc. ........        115,000          1,605           1,605             --
City University of New York.....         83,000          1,158           1,158             --
Convexity Partners L.P. ........        250,000          3,490           3,490             --
Credit Suisse First Boston
  Corporation...................     13,065,000        404,674         182,408        222,266
Deephaven Domestic Convertible
  Trading Ltd. .................      7,476,000        104,376         104,376             --
Deeprock & Co. .................        750,000         10,471          10,471             --
Delaware PERS...................      1,460,000         20,383          20,383             --
Deutsche Bank Securities
  Inc. .........................      3,790,000         52,914          52,914             --
Duckbill & Co. .................      1,320,000         18,429          18,429             --
Engineers Joint Pension Fund....        358,000          4,998           4,998             --
Forest Alternative Strategies
  Fund A5I......................        450,000          7,437           6,282          1,155
Forest Alternative Strategies
  Fund A5M......................        340,000          5,457           4,746            711
Forest Convertible LP...........        150,000          2,982           2,094            888
Forest Fulcrum Fund LP..........      1,800,000         30,418          25,130          5,288
Forest Global Convertible Fund
  A-5...........................      7,110,000        121,915          99,267         22,648
Forest Performance Fund LP......        525,000         10,084           7,329          2,755
General Motors Welfare Benefit
  Trust.........................        930,000         12,984          12,984             --
Grace Brothers, Ltd. ...........      2,000,000         56,367          27,923         28,444
Grady Hospital Foundation.......        128,000          1,787           1,787             --
Hawaiian Airlines Employees
  Pension Plan - IAM............         65,000            907             907             --
Hawaiian Airlines Pension Plan
  for Salaried Employees........         15,000            209             209             --
Hawaiian Airlines Pilots
  Retirement Plan...............        100,000          1,396           1,396             --
Highbridge International LLC....     16,700,000        233,158         233,158             --
ICI American Holdings Trust.....        705,000          9,842           9,842             --
Island Holdings.................         10,000            139             139             --
JMG Capital Partners, LP........      6,500,000         90,750          90,750             --
JMG Triton Offshore Fund
  Ltd. .........................     12,000,000        167,539         167,539             --
LLT Limited.....................        461,000          7,743           6,436          1,307

                                     PRINCIPAL                                        COMMON
                                  AMOUNT OF NOTES   COMMON STOCK                    STOCK OWNED
                                   BENEFICIALLY     OWNED PRIOR                        AFTER
                                     OWNED AND         TO THE         COMMON       COMPLETION OF
              NAME                    OFFERED         OFFERING     STOCK OFFERED   THE OFFERING
              ----                ---------------   ------------   -------------   -------------
Lipper Convertibles, L.P. ......   $  9,000,000        214,098         125,654         88,444
Lipper Offshore Convertibles,
  L.P. .........................        500,000         29,202           6,980         22,222
Lipper Offshore Convertibles,
  L.P. #2.......................        500,000          6,980           6,980             --
Merrill Lynch Insurance Group...        291,000          4,062           4,062             --
Morgan Stanley Dean Witter
  Convertible Securities
  Trust.........................      1,750,000         24,432          24,432             --
NAICO Chemical Company..........        320,000          4,467           4,467             --
New Orleans Firefighters
  Pension/ Relief Fund..........        131,000          1,828           1,828             --
New York Life Insurance
  Company.......................      2,500,000         34,904          34,904             --
Nicholas-Applegate Convertible
  Fund..........................        650,000          9,075           9,075             --
1976 Distribution Trust FBO Jane
  A. Lauder.....................         16,000            223             223             --
1976 Distribution Trust FBO A.
  R. Lauder/Zinterhofer.........         16,000            223             223             --
Nomura Securities International,
  Inc. .........................        500,000         76,040           6,980         69,060
Occidental Petroleum
  Corporation...................        221,000          3,085           3,085             --
Ohio Bureau of Workers
  Compensation..................        155,000          2,164           2,164             --
Oppenheimer Convertible
  Securities Fund...............      4,000,000         55,846          55,846             --
Pacific Life Insurance
  Company.......................        500,000         15,868           6,980          8,888
Physicians Life.................        237,000          3,308           3,308             --
Pilgrim Convertible Fund........      2,991,000         41,759          41,759             --
Queen's Health Plan.............         25,000            349             349             --
RBC Capital Services Inc. ......         75,000          1,580           1,047            533
Robertson Stephens..............      5,000,000         69,808          69,808             --
STI Capital Management..........      1,125,000         15,706          15,706             --
San Diego City Retirement.......        846,000         11,811          11,811             --
San Diego County Convertible....      2,322,000         32,418          32,418             --
Shell Pension Trust.............        174,000          2,429           2,429             --
SoundShore Holdings Ltd. .......      5,000,000         69,808          69,808             --
SoundShore Opportunity Holding
  Fund Ltd. ....................      2,000,000         27,923          27,923             --
Starvest Combined Portfolio.....        815,000         11,378          11,378             --
State of Maryland Retirement
  System........................      1,763,000         24,614          24,614             --
State of Oregon Equity..........      5,590,000         78,045          78,045             --
State of Oregon/SAIF
  Corporation...................      3,475,000         48,516          48,516             --
Sylvan IMA Ltd. ................      1,200,000         16,753          16,753             --
The Grable Foundation...........        118,000          1,647           1,647             --
Transamerica Life Insurance &
  Annuity Company...............      1,000,000         13,961          13,961             --
Transamerica Occidental Life
  Insurance Company.............      4,000,000         55,846          55,846             --
Wake Forest University..........        874,000         12,202          12,202             --
White River Securities LLC......      3,000,000         60,328          41,884         18,444
Zeneca Holdings Pension Trust...        675,000          9,424           9,424             --
Any other holder of notes or
  future transferee from any
  holder........................     32,880,000        459,097         459,097             --
                                   ------------      ---------       ---------        -------
         Total..................   $200,000,000      3,334,928       2,792,321        542,607
                                   ============      =========       =========        =======

     Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment. As a result, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock issuable upon their conversion directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes and the common stock issuable upon their conversion may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market;

     - through the writing of options, whether listed on an options exchange or otherwise;

     - through the settlement of short sales;

     - through the distribution by a holder to its partners, members or stockholders; or

     - through a combination of any of the above, which may involve crosses or block transactions.

     In connection with the sale of the notes and the common stock issuable upon their conversion or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the common stock into which the notes are convertible and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock issuable upon their conversion to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the notes or common stock issuable upon their conversion will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. While the notes are eligible for trading in The Portal Market, we do not expect the notes to remain eligible for trading on that market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market. We cannot assure you that a trading market for the notes will develop. If a trading market for the notes fails to develop, the trading price of the notes may decline.

     In order to comply with the securities laws of some states, if applicable, the notes and common stock issuable upon their conversion may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than in connection with this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift such securities by other means not described in this prospectus.

     To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling holders and Human Genome Sciences and their directors, officers and controlling persons against liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay all of our expenses and substantially all of the expenses incurred by the selling holders because of the offering and sale of the notes and the common stock, provided that each selling holder will be responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents.

                                 LEGAL MATTERS

     Piper Marbury Rudnick & Wolfe LLP will provide us with an opinion as to legal matters in connection with the notes and the common stock offered by this prospectus.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 000-22962. You may read and copy any document we file at the following SEC public reference rooms:

Judiciary Plaza        500 West Madison Street  7 World Trade Center
450 Fifth Street,N.W.  14th Floor               Suite 1300
Rm. 1024               Chicago, Illinois 60661  New York, New York 10048
Washington, D.C. 20549

     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our common stock is listed on the Nasdaq National Market under the symbol "HGSI." You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this offering circular, and information in documents that we file later with the SEC will automatically update and supersede information in this offering circular. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

     - Annual Report on Form 10-K for the year ended December 31, 1998;

     - Quarterly Reports on Form 10-Q for the three months ended March 31, 1999, June 30, 1999 and September 30, 1999;

     - Current Reports on Form 8-K filed June 28, 1999, December 6, 1999, December 16, 1999 and February 2, 2000; and

     - Description of Common Stock contained in Form 8-A filed pursuant to the Exchange Act.

     We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this offering circular. To request a copy of any or all of these documents, you should write or telephone us at: 9410 Key West Avenue, Rockville, Maryland 20850, (301) 309-8504, Attention: Senior Vice President and Chief Financial Officer.
                            ------------------------

     We furnish our stockholders with annual reports that contain audited financial statements and quarterly reports for the first three quarters of each year that contain unaudited interim financial information.
                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING HOLDERS ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                       [HUMAN GENOME SCIENCES, INC. LOGO]

                     INFORMATION NOT REQUIRED IN PROSPECTUS

14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities offered hereby. All of the amounts shown are estimated except the SEC registration fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration
  fee................................................  $ 52,800
Nasdaq National Market listing fee...................    17,500
Printing expenses....................................    10,000
Legal fees and expenses..............................    15,000
Accounting fees and expenses.........................    10,000
Miscellaneous expenses...............................    19,700
                                                       --------
          Total......................................  $125,000
                                                       ========

15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. The Registrant's Bylaws include provisions to require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary.
Section 145 also empowers the Registrant to purchase and maintain insurance that protects its officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

16.  EXHIBITS

EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------
3.1*     Restated Certificate of Incorporation of the Registrant
3.2***   Amendment to Restated Certificate of Incorporation of the
         Registrant
3.3*     Restated Bylaws of the Registrant
4.1**    Rights Agreement between the Registrant and American Stock
         Transfer & Trust Company, as Rights Agent, dated as of May
         20, 1998
4.2***   Indenture dated as of December 14, 1999 between Human Genome
         Sciences, Inc. and The Bank of New York, as trustee,
         including the form of 5% Convertible Subordinated Notes Due
         2006 included in Article II thereof
4.3***   Registration Rights Agreement dated as of December 14, 1999 between Human Genome Sciences, Inc. and the Initial
         Purchaser
5.1      Opinion of Piper Marbury Rudnick & Wolfe LLP
12.1     Computation of Ratio of Earnings to Fixed Charges
23.1     Consent of Ernst & Young LLP, Independent Auditors
23.2     Consent of Piper Marbury Rudnick & Wolfe LLP (include in
         Exhibit 5.1)
24.1     Powers of Attorney (included on signature page)
25.1     Form T-1 Statement of Eligibility of The Bank of New York to
         act as Trustee under the Indenture

---------------
* Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.
** Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on May 28, 1998.
*** Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on December 16, 1999.

17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, Maryland, on the 8th day of February, 2000.

                                              HUMAN GENOME SCIENCES, INC.

                                            By: /s/ WILLIAM A. HASELTINE, PH.D.
                                                -------------------------------
                                                  William A. Haseltine, Ph.D.
                                                   Chairman of the Board and
                                                    Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints William A. Haseltine, Ph.D. and Craig Rosen, Ph.D., and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

                    NAME                                    TITLE                  DATE
                    ----                                    -----                  ----
       /s/ WILLIAM A. HASELTINE, PH.D               Chairman of the Board,   February 8, 2000
---------------------------------------------      Chief Executive Officer
         William A. Haseltine, Ph.D.               and Director (Principal
                                                      Executive Officer)

           /s/ CRAIG ROSEN, PH.D.                  Senior Vice President of  February 8, 2000
---------------------------------------------      Research and Development
             Craig Rosen, Ph.D.                          and Director

             /s/ STEVEN C. MAYER                    Senior Vice President    February 8, 2000
---------------------------------------------        and Chief Financial
               Steven C. Mayer                        Officer (Principal
                                                   Accounting and Financial
                                                           Officer

           /s/ JURGEN DREWS, M.D.                          Director          February 8, 2000
---------------------------------------------
             Jurgen Drews, M.D.

         /s/ BEVERLY SILLS GREENOUGH                       Director          February 8, 2000
---------------------------------------------
           Beverly Sills Greenough

            /s/ ROBERT D. HORMATS                          Director          February 8, 2000
---------------------------------------------
              Robert D. Hormats

             /s/ MAX LINK, PH.D.                           Director          February 8, 2000
---------------------------------------------
               Max Link, Ph.D.

                    NAME                                    TITLE                  DATE
                    ----                                    -----                  ----
              /s/ ALAN G. SPOON                            Director          February 8, 2000
---------------------------------------------
                Alan G. Spoon

       /s/ LAURA D'ANDREA TYSON, PH.D                      Director          February 8, 2000
---------------------------------------------
         Laura D'Andrea Tyson, Ph.D

        /s/ JAMES B. WYNGAARDEN, M.D.                      Director          February 8, 2000
---------------------------------------------
          James B. Wyngaarden, M.D.

EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------
3.1*     Restated Certificate of Incorporation of the Registrant
3.2***   Amendment to Restated Certificate of Incorporation of the
         Registrant
3.3*     Restated Bylaws of the Registrant
4.1**    Rights Agreement between the Registrant and American Stock
         Transfer & Trust Company, as Rights Agent, dated as of May
         20, 1998
4.2***   Indenture dated as of December 14, 1999 between Human Genome
         Sciences, Inc. and The Bank of New York, as trustee,
         including the form of 5% Convertible Subordinated Notes Due
         2006 included in Article II thereof
4.3***   Registration Rights Agreement dated as of December 14, 1999 between Human Genome Sciences, Inc. and the Initial
         Purchaser
5.1      Opinion of Piper Marbury Rudnick & Wolfe LLP
12.1     Computation of Ratio of Earnings to Fixed Charges
23.1     Consent of Ernst & Young LLP, Independent Auditors
23.2     Consent of Piper Marbury Rudnick & Wolfe LLP (include in
         Exhibit 5.1)
24.1     Powers of Attorney (included on signature page)
25.1     Form T-1 Statement of Eligibility of The Bank of New York to
         act as Trustee under the Indenture

---------------
* Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.
** Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on May 28, 1998.
*** Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on December 16, 1999.